SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1-10000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets (Held at End of Year), December 31, 2005

Schedule of Reportable Transactions, year ended December 31, 2005

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Hancock Askew & Co LLP, Independent Registered Public Accounting Firm
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2005

with Reports of Independent Registered Public Accounting Firms

Westcorp

Employee Stock Ownership and Salary Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2005

Report of Hancock Askew & Co LLP, Independent Registered Public Accounting Firm

Plan Committee

Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ HANCOCK ASKEW & CO LLP

Savannah, Georgia

June 29, 2006

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Plan Committee

Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan as of December 31, 2004. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion the net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Irvine, California

June 16, 2005

Westcorp

Employee Stock Ownership and Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments at fair value:
Cash and short-term investments	$6,471,802	$5,765,675
Westcorp common stock	103,002,541	71,778,989
Mutual funds	35,165,315	28,979,037
Loans to participants	1,542,128	1,466,895

Total investments	146,181,786	107,990,596

Receivables:
Employer contribution receivable	8,402,069	7,290,788

Net assets available for benefits	$154,583,855	$115,281,384

See accompanying notes.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

Additions

Contributions:
Employee	$7,388,877
Employer	8,402,069

Net investment income:
Interest income	201,631
Dividends	1,372,237
Net realized and unrealized appreciation	34,626,991

Total additions	51,991,805

Deductions
Benefit and withdrawal payments to participants	12,689,334

Net increase	39,302,471

Net assets available for benefits:
Beginning of year	115,281,384

End of year	$154,583,855

See accompanying notes.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution profit sharing plan that covers substantially all employees of Westcorp and its subsidiaries, and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and the Salary Savings Plan (“SSP”). Westcorp and its subsidiaries (the “Company”) make contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Vesting

Participants are immediately vested in their contributions and ESOP dividend reinvestment account plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest in the Company’s contributions as follows:

	Vested Interest
Years of Service	ESOP	SSP
Less than 1	0%	0%
1	20%	30%
2	40%	60%
3	60%	100%
4	80%
5 or more	100%

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

A participant is 100% vested after five years of service for the ESOP and three years of service for the SSP, or upon attainment of age 65 or in the event of a participant’s death or total disability while still an employee of the Company. Forfeitures are used to reduce the Company’s contributions.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time in accordance with provisions of ERISA. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Employee Contributions

Employees may contribute up to 50% of annual earnings, subject to the 2005 limit of $14,000 per the Internal Revenue Code Section 401(g), to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

Employer Contributions

Employer contributions under the ESOP are at the discretion of the Company’s Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation (see Note 6).

Loans to Participants

The Plan allows employees to borrow from their Plan accounts, excluding the ESOP portion. The minimum loan amount is $1,000. The maximum loan amount is 50% of the employee’s vested Plan account balance not to exceed $50,000 at the time the loan is made. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan is secured by the participant’s vested interest remaining in the Plan.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants (continued)

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the 12 investment options in the same proportion in which the individual employee’s elective contributions are allocated at the time of loan repayment.

2. Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants’ wages at the end of each payroll period. Company contributions for the ESOP portion of the Plan are discretionary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 2005 and 2004, respectively. Loans to participants and cash are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

3. Investments

The following investments represented five percent or more of the Plan’s net assets:

	December 31,
	2005	2004
American Mutual A*		$6,105,142
Westcorp common stock**	$103,002,541	71,778,989
American Funds AMCAP Fund	$8,370,511	$7,413,856

*	Did not represent 5% or more of the Plan’s net assets at December 31, 2005.
**	Portion is non-participant directed.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2005 as follows:

Investments at fair value as determined by quoted market prices:
Westcorp common stock	$33,192,779
Mutual funds	1,434,212

Net appreciation in fair value of investments	$34,626,991

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 27, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended subsequent to the receipt of the favorable determination letter, however, the Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Administrative Costs

The Company agreed to voluntarily pay the Plan’s administrative expenses of $31,602 in 2005. The agreement to pay the administrative costs may be canceled by the Company at any time.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

6. Employer Contributions

On December 12, 2005, the Company’s Board of Directors elected to provide a contribution to the ESOP of $6,200,000, effective as of December 31, 2005. In 2005, the Company’s SSP contribution of $2,702,069 was partially offset by forfeitures of $500,000. At December 31, 2005, unallocated forfeitures totaling $535,609 remain in the Plan and available to the Company for future use.

7. ESOP Participant Allocation

The Plan allocates contributions, investment changes and forfeitures to participants’ ESOP accounts as follows:

Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. These units are summarized and form the basis for the participant’s pro-rata contribution. All ESOP employer contributions credited to employees are invested in the Company’s common stock.

Investment Changes: Each participant account is allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant’s account bears to the total accounts of all participants in the same investment option.

Forfeitures: Forfeitures are held within the Plan and can be used to offset employer match to the SSP and employer contributions to the ESOP.

8. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

	December 31,
	2005	2004
Net assets:
Cash and short-term investments	$508,100	$399,821
Westcorp common stock	82,400,351	57,859,015
Contribution receivable	6,200,000	5,250,000

	$89,108,451	$63,508,836

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

8. Nonparticipant-Directed Investments (continued)

For the Year Ended December 31,
2005
Beginning balance	$63,508,836
Changes in net assets:
Transfers, net	(992,122)
Contribution	6,200,000
Investment income	766,218
Net realized and unrealized appreciation in fair value	26,664,061
Benefits paid to participants	(7,038,542)

Ending balance	$89,108,451

9. Holdings of Parties-in-Interest

The Plan has holdings of securities of parties-in-interest as follows:

	December 31,
	2005	2004
Westcorp common stock	$103,002,541	$71,778,989
(1,605,550 and 1,617,244 shares in 2005 and 2004, respectively)

10. Risks and Uncertainties

The Plan provides for various investments in mutual funds, collective trust funds, Westcorp common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

11. Subsequent Events

On September 12, 2005, Westcorp entered into an Agreement and Plan of Merger, which was subsequently amended and restated on October 21, 2005, also known as the Merger Agreement, by and among Wachovia Corporation, Westcorp, and Westcorp’s wholly owned subsidiary Western Financial Bank and its majority owned subsidiary WFS Financial Inc, that provides for, among other things (i) the merger of Westcorp with and into Wachovia, also known as the Westcorp Merger, (ii) the conversion of Western Financial Bank into a national banking association, (iii) the merger of Wachovia Bank, National Association, a national banking association and wholly owned subsidiary of Wachovia and Western Financial Bank and (iv) the acquisition of WFS Financial Inc by Wachovia, pursuant to the merger of WFS Financial Inc with a new wholly owned subsidiary, also known as the WFS Financial Merger.

In connection with the Westcorp Merger, each share of Westcorp common stock that was outstanding immediately prior to the effective time of the Westcorp Merger (other than shares held by Westcorp’s subsidiaries or Wachovia or any of its subsidiaries), was converted into the right to receive 1.2749 shares of Wachovia’s common stock. In connection with the WFS Financial Merger, each share of WFS Financial Inc’s common stock that was outstanding immediately prior to the effective time of the WFS Financial Merger (other than those shares held by Wachovia or Westcorp, or any of Westcorp’s respective subsidiaries), was converted into the right to receive 1.4661 shares of Wachovia’s common stock. The Westcorp Merger and WFS Financial Merger were completed and became effective on March 1, 2006.

On February 28, 2006, Westcorp amended the Plan as follows:

1)	The date on which a participant must be employed in order to receive an employer matching contribution was changed from the last day of the Plan year to June 30, 2006.

2)	The formula for calculating matching contributions was changed from 100% of the first $500 and, thereafter, 50% of deferrals up to 6% of compensation to 100% of deferrals up to 6% of compensation.

3)	A participant is entitled to receive an allocation of the ESOP Contributions if employed by Westcorp on June 30, 2006, and has completed at least 500 hours of service on or before June 30, 2006.

4)	Effective upon completion of the Westcorp Merger, the definition of Company stock was changed from Westcorp common stock to Wachovia Corporation common stock.

5)	Only persons who were employed by Westcorp on or before the Westcorp Merger and who are on the Westcorp payroll on or after March 1, 2006 shall be eligible to participate in the plan.

6)	Effective upon completion of the Westcorp Merger, the vested interest of each participant in the employer matching contribution account and ESOP contribution account shall be 100%.

7)	The Westcorp Employee Stock Ownership and Salary Savings Plan will be merged into the Wachovia Saving Plan on December 31, 2006.

Supplemental Schedules

Westcorp

Employee Stock Ownership and Salary Savings Plan

Employer ID 51-0308535 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Shares or Par Value	Identity of Issue	ESOP		SSP		Total
		Cost**	Current Value	Cost	Current Value	Current Value
	Mutual Funds
85,095	John Hancock Core Equity Fund				$2,529,017	$2,529,017
83,209	MFS Research International Fund				1,400,404	1,400,404
211,930	American Funds Income Fund of America				3,838,059	3,838,059
272,829	American Funds American Mutual Fund A				7,167,214	7,167,214
253,271	John Hancock Government Income Fund				2,292,103	2,292,103
93,012	Fidelity Diversified International Fund				1,962,556	1,962,556
287,027	John Hancock Mid Cap Growth Fund				2,933,416	2,933,416
223,427	John Hancock Small Cap Growth Fund				2,207,455	2,207,455
706,183	John Hancock Technology Fund				2,464,580	2,464,580
437,788	American Funds AMCAP Fund				8,370,511	8,370,511

	Total Mutual Funds				35,165,315	35,165,315

	Common Stock
1,605,550	Westcorp*	$30,226,895	$82,400,351	$9,998,588	20,602,190	103,002,541

	Participant Loans Receivable
$1,542,128	Participant loans*, 5.00% to 10.50% through 2035				1,542,128	1,542,128

	Short-Term Investments
$5,444,191	John Hancock Stable Value Trust Fund			5,444,191	5,444,191	5,444,191
$1,027,611	Cash	508,100	508,100	519,511	519,511	1,027,611

	Total Short-Term Investments	508,100	508,100	5,963,702	5,963,702	6,471,802

	Total Investments	$30,734,995	$82,908,451	$15,962,290	$63,273,335	$146,181,786

*	Investment with a party-in-interest.
**	Cost of nonparticipant-directed investments.

Westcorp

Employee Stock Ownership and Salary Savings Plan

Employer ID 51-0308535 Plan #001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of Party Involved	Description of Asset including interest rate and maturity in case of a loan	Sales
		Number of Transactions	Dollar Value of Sales	Net Gain (Loss)

Category (iii) Series of Transactions in excess of 5%

Westcorp	Common Stock	165	$6,880,661	$4,435,345

There were no category (i), (ii) or (iv) reportable transactions during 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President
Wachovia Benefits Committee, Plan Administrator

July 3, 2006

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)(a)	Consent of Hancock Askew & Co LLP, Independent Registered Public Accounting Firm	Filed herewith

(23)(b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed herewith